UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Emma Cuadrado

Wicklow Capital, Inc.

53 W. Jackson Boulevard, Suite 1204

Chicago, Illinois

(312) 360-1377

with a copy to:

John P. Kelsh

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,104,402 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,104,402 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,104,402 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 4,391,453 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,712,949 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.

(3)	Calculated based on a total of 99,082,873 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, plus (ii) 4,712,949 Warrant Shares, less (iii) 23,571,428 Class A Common Shares accepted for purchase by KCG Holdings on June 8, 2015 in connection with its previously announced tender offer.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,079 (1)
	8.	Shared Voting Power 9,104,402 (2)(3)
	9.	Sole Dispositive Power 12,079 (1)
	10.	Shared Dispositive Power 9,104,402 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,116,481 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 12,079 Class A Common Shares held by Daniel V. Tierney.
(2)	Represents (i) 4,391,453 Class A Common Shares held by the Daniel V. Tierney 2011 Trust and (ii) 4,712,949 Warrant Shares held by the Daniel V. Tierney 2011 Trust.
(3)

4,391,453 Class A Common Shares and 4,712,949 Warrant Shares reported in the table above are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(4)	Calculated based on a total of 99,082,873 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, plus (ii) 4,712,949 Warrant Shares, less (iii) 23,571,428 Class A Common Shares accepted for purchase by KCG Holdings on June 8, 2015 in connection with its previously announced tender offer.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Emma Cuadrado
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,104,402 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,104,402 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,104,402 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 4,391,453 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)	Calculated based on a total of 99,082,873 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, plus (ii) 4,712,949 Warrant Shares, less (iii) 23,571,428 Class A Common Shares accepted for purchase by KCG Holdings on June 8, 2015 in connection with its previously announced tender offer.

Introduction

This Amendment No. 9 (this “Amendment No. 9”) amends Amendment No. 8 dated May 29, 2015 (“Amendment No. 8”), Amendment No. 7 dated May 27, 2015 (“Amendment No. 7”), Amendment No. 6 dated May 1, 2015 (“Amendment No. 6”), Amendment No. 5 dated February 2, 2015 (“Amendment No. 5”), Amendment No. 4 dated March 3, 2014 (“Amendment No. 4”), Amendment No. 3 dated February 3, 2014 (“Amendment No. 3”), Amendment No. 2 dated January 13, 2014 (“Amendment No. 2”) and Amendment No. 1 dated October 31, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 9, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 9 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 9 reflects transactions and developments through the date hereof relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 9 is being filed to reflect (i) the acceptance by KCG Holdings of Class A Common Shares tendered by the Reporting Persons in the Offer (as defined below), (ii) the Daniel V. Tierney 2011 Trust’s entry into a plan with J.P. Morgan Securities LLC (the “Broker”) intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) sales made pursuant to the previously-disclosed Sales Plan dated February 2, 2015 between the Daniel V. Tierney 2011 Trust and the Broker (the “February 2015 Sales Plan”).

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

KCG Holdings filed Amendment No. 3 to its Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on June 9, 2015 announcing the final results of KCG Holdings’ offer to purchase for cash up to $330 million of its Class A Common Shares at a purchase price of not greater than $14.00 per share nor less than $13.50 per share (the “Offer”). On June 8, 2015, KCG Holdings accepted for purchase, at a price of $14.00 per share, 23,571,428 Class A Common Shares that were validly tendered and not withdrawn in the Offer, including (i) 1,796,161 of the 6,177,459 Class A Common Shares tendered by the Daniel V. Tierney 2011 Trust and (ii) 2,099 of the 7,221 Class A Common Shares tendered by Daniel V. Tierney.

On June 10, 2015, the Daniel V. Tierney 2011 Trust entered into a sales plan, effective as of July 10, 2015 (the “June 2015 Sales Plan”), with the Broker pursuant to which the Broker is authorized and directed to sell on behalf of the Daniel V. Tierney 2011 Trust up to 4,390,000 Class A Common Shares through July 8, 2016, subject to satisfaction of certain conditions, including, among others, the trading price of the Class A Common Shares. All transactions under the June 2015 Sales Plan are to be made in accordance with the terms and conditions of the June 2015 Sales Plan, and no Reporting Person will have any control, influence or authority over transactions made pursuant to the June 2015 Sales Plan. The form of the June 2015 Sales Plan is being filed as an exhibit hereto and the foregoing description of the June 2015 Sales Plan is qualified in its entirety by reference thereto.

Except as disclosed in Item 4 of this Amendment No. 9, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (b) With respect to the Daniel V. Tierney 2011 Trust, Daniel V. Tierney and Emma Cuadrado, this Schedule 13D relates to the beneficial ownership of 9,104,402 Class A Common Shares, which include (i) 4,391,453 Class A Common Shares and (ii) 4,712,949 Warrant Shares. Such shares represent 9.2% of the outstanding Class A Common Shares (based on a total of 99,082,873 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, plus (ii) 4,712,949 Warrant Shares, less (iii) 23,571,428 Class A Common Shares accepted for purchase by KCG Holdings on June 8, 2015 in connection with its previously announced tender offer). All of these Class A Common Shares and Warrant Shares are directly held by the trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Daniel V. Tierney or Emma Cuadrado that such Reporting Person is the beneficial owner of any such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Solely with respect to Daniel V. Tierney, this Schedule 13D also relates to the beneficial ownership of an additional 12,079 Class A Common Shares. Together with the 9,104,402 shares described in the preceding paragraph, these shares represent 9.2% of the outstanding Class A Common Shares (based on a total of 99,082,873 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, plus (ii) 4,712,949 Warrant Shares, less (iii) 23,571,428 Class A Common Shares accepted for purchase by KCG Holdings on June 8, 2015 in connection with its previously announced tender offer).

(c) As disclosed in Item 4 of this Amendment No. 9, KCG Holdings accepted for purchase, at a price of $14.00 per share, (i) 1,796,161 of the 6,177,459 Class A Common Shares tendered by the Daniel V. Tierney 2011 Trust in the Offer and (ii) 2,099 of the 7,221 Class A Common Shares tendered by Daniel V. Tierney in the Offer.

As described in Item 4 of this Amendment No. 9, the Daniel V. Tierney 2011 Trust entered into the June 2015 Sales Plan on June 10, 2015 with respect to 4,390,000 Class A Common Shares. See Item 4 above for a description of such plan, which is incorporated herein by reference.

As described in Item 4 of Amendment No. 5, the Daniel V. Tierney 2011 Trust entered into the February 2015 Sales Plan on February 2, 2015 with respect to 3,000,000 Class A Common Shares. From June 1, 2015, the first trading day following the date of Amendment No. 8, through June 2, 2015, an aggregate of 228,318 Class A Common Shares were sold pursuant to the February 2015 Sales Plan, as set forth on Annex A. As of June 2, 2015, the Broker had completed all sales under the February 2015 Sales Plan.

No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares since the date of Amendment No. 8.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 of this Amendment No. 9 for a description of the June 2015 Sales Plan, which is incorporated herein by reference. No Reporting Person has any other contracts, arrangements, understandings or relationships with respect to any securities of KCG Holdings.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Form of Sales Plan dated February 2, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC, incorporated by reference to Exhibit 99.1 to Amendment No. 5

99.2	Form of Sales Plan dated June 10, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2015	DANIEL V. TIERNEY 2011 TRUST

	By	/s/ Emma Cuadrado
	Name:	Emma Cuadrado
	Title:	Trustee

Date: June 11, 2015	/s/ Daniel V. Tierney
DANIEL V. TIERNEY

Date: June 11, 2015	/s/ Emma Cuadrado
EMMA CUADRADO

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Form of Sales Plan dated February 2, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC, incorporated by reference to Exhibit 99.1 to Amendment No. 5

99.2	Form of Sales Plan dated June 10, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC

ANNEX A

Recent Transactions by the Daniel V. Tierney 2011 Trust in the Class A Common Shares

Set forth below is a summary of open market sales of Class A Common Shares effected pursuant to the February 2015 Sales Plan by the Daniel V. Tierney 2011 Trust between June 1, 2015, the first trading day following the date of Amendment No. 8, and the date hereof.

Date of Transaction	Number of Class A Common Shares Sold	Weighted Average Price Per Share
06/01/15	151,300	$13.48
06/02/15	77,018	$13.45

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